UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

Original Dated: January 6, 2010
Amended: May 7, 2010

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

	[x]	Merger

	[x]	Liquidation
Atlantic Whitehall Funds Trust was a series company, with five separate investment series. Two of the series were liquidated while the remaining series were merged into corresponding AIM mutual funds.

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Atlantic Whitehall Funds Trust

3.	Securities and Exchange Commission File No.:

811-08738

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[ ]	Initial Application [X]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

4400 Computer Drive Westborough, MA 01581

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Gabrielle Bailey Secretary & Chief Legal Officer Atlantic Whitehall Funds 50 Rockefeller Plaza 15th Floor New York, NY 10020 Tel: 212-259-3812 Fax: 212-259-3813

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Stein Roe Investment Counsel, Inc. One South Wacker Drive, Suite 3500 Chicago, IL 60606 (312) 368-7700

8.	Classification of fund (check only one):

	[x]	Management Company

	[ ]	Unit investment trust; or

	[ ]	Face amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[x]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Stein Roe Investment Counsel, Inc. One South Wacker Drive, Suite 3500 Chicago, IL 60606

Invesco Trimark Ltd. 5140 Younge Street, Suite 900 Toronto, Ontario, Canada

INVESCO Global Asset Management (N.A.), Inc. 1360 Peachtree Street, NE, Suite 100 Atlanta, GA 30309

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

PFPC Distributors, Inc. 760 Moore Road King of Prussia, PA 19406

13.	If the fund is a unit investment trust ("UIT") provide:

	(a)	Depositors' name(s) and address(es):

Not Applicable.

	(b)	Trustees' name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes	[x]	No

If Yes, for each UIT state (name, file no. and business address):

Not Applicable.

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[x]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

April 29, 2009

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[x]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place: July 2, 2009 (Liquidation); September 14, 2009 (Merger)

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	[x]	Yes	[ ]	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

July 13, 2009 (Liquidation); September 21, 2009 (Merger)

	(b)	Were the distributions made on the basis of net assets?

		[x]	Yes	[ ]	No

	(c)	Were the distributions made pro rata based on share ownership?

		[x]	Yes	[ ]	No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:

Were any distributions to shareholders made in kind?

		[x]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:  Stein Roe Investment Counsel, Inc.:  Atlantic Whitehall International Fund - 20%; Atlantic Whitehall Multi-Cap Global Value Fund - 17%

Stein Roe Investment Counsel, Inc. reviewed Section 17(a)(1) and (2) of the Investment Company Act of 1940, as amended, along with the Staff’s interpretation in Signature Financial Group, Inc., SEC Staff No-Action Letter, December 28, 1999 with the Board of Trustees for the Funds.  The distribution in kind was unanimously approved by the Board of Trustees in reliance on the Signature letter and the factors discussed therein.

17.	Closed-end funds only:

Not Applicable.

Has the fund issued senior securities?

	[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	[x]	Yes	[ ]	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	[ ]	Yes	[x]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

	[ ]	Yes	[x]	No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face amount certificates if the fund is a face amount certificate company) or any other liabilities?

	[ ]	Yes	[x]	No

If yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $161,830

		(ii)	Accounting expenses: $40,000

		(iii)	Other expenses (list and identify separately):

(1) Proxy services: $15,328
(2) Shareholder mailings: $11,481
(3) Insurance premium: $173,653

		(iv)	Total expenses (sum of lines (i) - (iii) above): $402,292

	(b)	How were those expenses allocated?

They were not allocated. All of the expenses were borne by the adviser, Stein Roe Investment Counsel, Inc.

	(c)	Who paid those expenses?

Stein Roe Investment Counsel, Inc.

	(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[ ]	Yes	[x] No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ]	Yes	[x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ]	Yes	[x] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)
State the name of the fund surviving the Merger:  Atlantic Whitehall Growth Fund, a series of the Applicant, was merged into AIM Large Cap Growth Fund, a series of AIM Equity Funds; Atlantic Whitehall Mid-Cap Growth Fund, a series of the Applicant, was merged into AIM Mid Cap Core Equity Fund, a series of AIM Growth Series; and Atlantic Whitehall Equity Income Fund, a series of the Applicant, was merged into AIM Disciplined Equity Fund, a series of AIM Equity Funds.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

AIM Equity Funds - 811-01424
AIM Growth Series - 811-02699

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

AIM Equity Funds, File Nos. 002-25469 and 811-01424, Form N-14, June 26, 2009 (SEC Accession No. 0000950123-09-018090)

AIM Growth Series, File Nos. 002-57526 and 811-02699, Form N-14, June 26, 2009 (SEC Accession No. 0000950123-09-018088)

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

    The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Atlantic Whitehall Funds Trust, (ii) he is Trustee and President of Atlantic Whitehall Funds Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Jeffrey S. Thomas
Jeffrey S. Thomas